03007737

File: 082-04144

March 14, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

PROCESSING
SEC MAIL
RECEIVED
MAR 19 2003
SECTION
165
WASH., D.C.

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the release of 2002 annual financial statements prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

4/8

FILE: 082-04144
FOR GENERAL RELEASE TO THE PUBLIC
MARCH 14TH, 2003

Anadolu Efes ("AEFES.IS") has announced its financial statements as of and for the period ending on December 31st 2002, prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Biracılık ve Malt Sanayi A.Ş., which conducts the brewing and malting operations of Efes Beverage Group in Turkey has announced its financial statements as of and for the period ending on December 31st 2002, prepared in accordance with the requirements of CMB.
- Anadolu Efes, with 9.1 million hectolitres of annual brewing capacity with 5 breweries and 100,000 tons of malt production capacity with two malteries, is the leader of the Turkish beer market. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of the Efes Beverage Group.
- Based on the requirements of CMB, announced financial statements only represent the performance of Anadolu Efes individually and do not include the consolidation of any of its subsidiaries. Likewise, the results are not inflation adjusted.
- Sales volume of Anadolu Efes in 2002, including Turkey originated export sales, grew by 4.8 %, reaching 597 million litres.
- Net sales revenues and cash operating profit was realised as 305,1 trillion TL and 112,2 trillion TL respectively. Anadolu Efes also posted a net profit of 26,0 trillion TL for the year 2002 vs. a loss of 14.1 trillion TL for the year 2001.
- Efes Beverage Group currently has 7 breweries outside Turkey, in Rostov & Moscow-Russia, Almaty & Karaganda-Kazakhstan, Ploiesti-Romania, Odessa-Ukraine and Chisinau-Moldova. The Group also operates malt production facilities in Moscow and Karaganda. The total annual brewing capacity of the Group's international beer operations sum up to approximately 7.0 million hectolitres and annual malt production capacity is 50,000 tonnes.
- International beer operations, conducted through Efes Breweries International B.V. ("EBI"), an 87% subsidiary of Anadolu Efes, continued to grow rapidly and posted 27% sales volume growth for the period ending on December 31th 2002 to 318 million litres. The share of the international beer sales volume (including Turkish originated export sales) as of end of 2002 has increased to 37% of the total beer sales of the Group vs. 33% as of end of 2001.
- In early 2003, EBI acquired the Vitanta Intravest S.A. brewery located in Chisinau, through a tender offer. Vitanta Intravest, with an annual brewing capacity of 75 million litres, is the leader of the Moldovan market in the **beer**, **soft drinks** and **water** segments with %70, %55 and %29 share respectively. With the inclusion of Moldova in the operating territories, the rapid growth of the Group's international beer operations is expected to continue.
- Efes Beverage Group also operates Coca-Cola franchises in 4 Central Asian countries, Kazakhstan, Azerbaijan, Kyrgyzstan and Turkmenistan through Efes Sınai Yatırım Holding A.Ş. ("Efes Invest"), a 52% subsidiary of Anadolu Efes listed both in Istanbul and London Stock Exchanges. For the period ending on December 31st 2002, the total sales volume in the Kazakhstan, Azerbaijan and Kyrgyzstan franchises, that Efes Invest fully consolidates, grew by 24% to 19,7 million unit cases(excluding Turkmenistan franchise sales volume).
- In addition, the Group is the largest local shareholder in Coca-Cola İçecek A.Ş. ("CCI"), collectively holding 40% stake together with its parent, the Anadolu Group. CCI also posted a significant sales volume growth as of end of 2002 at 11% reaching 208 million unit cases.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent (CEO & President)	Mr. Hurşit Zorlu (Chief Financial Officer)	Mr. Orhun Köstem (Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 14	tel: 90 216 586 80 32	tel: 90 216 586 80 38
facsimile: 90 216 586 80 16	facsimile: 90 216 389 58 63	facsimile: 90 216 389 58 63
e-mail: muhtar.kent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

INCOME STATEMENT (in trillion TRL)	2001	2002
GROSS SALES	**338.1**	**443.8**
Deductions from Sales	(101.2)	(138.7)
NET SALES	**236.9**	**305.1**
Cost of Goods Sold	(125.5)	(164.4)
GROSS PROFIT	**111.4**	**140.6**
Operating Expenses	(44.6)	(59.9)
OPERATING PROFIT	**66.8**	**80.7**
Income from Other Operations	51.3	33.1
Expenses from Other Operations	(12.6)	(8.7)
Financial Expenses, Net	(109.6)	(39.7)
PROFIT BEF. EXTRA. ITEMS & TAX	**(4.2)**	**65.4**
Extraordinary Income	0.7	1.4
Extraordinary Expenses & Losses	(10.6)	(21.1)
PROFIT BEFORE TAX	**(14.0)**	**45.7**
Tax	(0.1)	(19.6)
NET PROFIT	**(14.1)**	**26.0**
CASH OPERATING PROFIT*	**87.8**	**112.2**

* Cash Operating Profit comprises of operating profit, depreciation and other non-cash items up to operating profit.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance
& Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FILE: 082-04144
FOR GENERAL RELEASE TO THE PUBLIC
MARCH 14TH, 2003

BALANCE SHEET
(in trillion TRL)

	2001	2002
I. CURRENT ASSETS	**111.9**	**182.2**
A. Cash & Banks	3.9	23.2
B. Marketable Securities	5.6	0.3
C. Short Term Trade Receivables	28.4	95.5
D. Other Short Term Receivables	36.6	16.4
E. Inventories	32.4	36.7
F. Other Current Assets	4.9	10.1
II. LONG TERM ASSETS	**222.7**	**352.7**
A. Long Term Trade Receivables	7.1	9.1
B. Other Long Term Receivables	0.0	0.0
C. Long Term Financial Assets	137.4	229.9
D. Net Fixed Assets	74.4	109.5
E. Intangible Assets	0.6	0.6
F. Other Long Term Assets	3.1	3.6
TOTAL ASSETS	**334.6**	**534.9**
I. SHORT TERM LIABILITIES	**201.6**	**252.4**
A. Financial Debt	147.7	148.8
B. Trade Payables	30.7	34.4
C. Other Short Term Payables	7.9	18.2
D. Advances	0.0	0.0
E. Provisions	15.2	51.0
II. LONG TERM LIABILITIES	**26.3**	**46.4**
A. Financial Debt	7.3	21.8
B. Trade Payables	3.1	3.6
C. Other Long Term Payables	6.7	9.0
D. Term Advances	0.0	0.0
E. Provisions	9.2	12.0
III. SHAREHOLDER'S EQUITY	**106.7**	**236.1**
A. Paid-In Capital	50.2	50.2
B. Capital Committments	0.0	0.0
C. Share Premium	0.0	0.0
D. Revaluation Fund	56.7	135.0
E. Reserves	14.0	39.1
F. Current Year Income	0.0	26.0
G. Current Year Loss (-)	(14.1)	0.0
H. Accumulated Profit (Loss)	0.0	(14.2)
TOTAL LIABILITIES&SHAREHOLDER'S EQUITY	**334.6**	**534.9**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance
& Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

File: 082-04144

March 14, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the exercise of the Call Options in Efes Breweries International B.V.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

FILE: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC

MARCH 14TH, 2002

2% CALL OPTIONS TO BE EXERCISED IN EFES BREWERIES INTERNATIONAL

As previously announced in May 27th, 2002, Efes Breweries International B.V. ("EBI"), that carries out Efes Beverage Group's international beer operations, increased its paid-in capital and placed the increased portion of the capital to selected foreign institutional investors through a private placement in order to provide external funding to further accelerate its rapidly growing operations. The private placement resulted in a total of 13% of the outstanding capital of the Company held by the institutional investors. Furthermore, it was announced that the institutional investors were granted with call options up to 2% of the share capital of EBI post a second capital increase in 1Q 2003, with the same price per share in EBI as in the initial capital increase.

In that respect, EBI is currently increasing its capital by €2,813,500 in cash, from €119,510,300 to €122,323,800. The increased capital will be allocated to the existing institutional investors with a price of $US 209.19 per each share of €100 nominal value. EBI will receive $US 5.9 million of additional funding, for 2% of the share capital following the capital increase, and the total shareholding of the institutional investors in the Company will increase to approximately 15%.

EBI, founded in the Netherlands, is the Holding company of the Efes Beverage Group's International brewery operations. EBI has had around 35% compound growth in volume over the past 2 years and became the leading producer of quality and premium beers across a territory spanning from the Adriatic to China. EBI currently owns and operates 7 breweries and 2 malteries in Russia, Romania, Kazakhstan, Ukraine and Moldova with a total annual capacity of 7 million hectoliters of beer and 50,000 tons of malt, and expects to expand into other countries in the region.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact:

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance
& Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

File: 082-04144

March 14, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the intention to acquire the Amstar Brewery in Russia by the Moscow Efes Brewery.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

FILE: 082-04144
FOR GENERAL RELEASE TO THE PUBLIC
MARCH 14TH, 2002

MOSCOW EFES BREWERY INTENDS TO ACQUIRE THE AMSTAR BREWERY

Moscow Efes Brewery ("MEB"), a subsidiary of Efes Breweries International B.V. ("EBI") has signed a Term Sheet with Amstar Brewery ("Amstar") located in Ufa, in the Urals region of Russia, outlining the intent for MEB to acquire Amstar through a partial share purchase and a share swap.

Amstar, has an annual brewing capacity of 1.2 million hectolitres and, produces and markets the "Sokol" brand in the local premium segment. "Sokol" also leads the rapidly growing non-alcoholic beer segment. "Beliy Medved" is the other main brand marketed by Amstar.

MEB is currently the 6th largest brewer in the Russian Beer Market with 4% market share and leads the licensed and local premium segments with its "Efes Pilsener" and "Stary Melnik" brands, respectively. MEB also started licensed production of the leading German brand "Warsteiner Premium Verum" in December 2002 and is about to complete its second brewery in Russia located in Rostov that will increase its annual brewing capacity from the current 3.0 million hectolitres to 4.0 million hectolitres.

EBI was founded in the Netherlands and is the Holding company of the Efes Beverage Group's International brewery operations. EBI has had around 35% compound growth in volume over the past 2 years and became the leading producer of quality and premium beers across a territory spanning from the Adriatic to China. EBI currently owns and operates 7 breweries and 2 malteries in Russia, Romania, Kazakhstan, Ukraine and Moldova with a total annual capacity of 7 million hectoliters of beer and 50,000 tons of malt, and expects to expand into other countries in the region.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr